Filed Pursuant To Rule 433

Registration No. 333-275079

December 29, 2023

Finance

Grayscale Lines Up Jane Street and Virtu as 'Authorized Participants' if GBTC Converts to ETF

The owner of the $13.5 billion Grayscale Bitcoin Trust awaits an imminent decision from the SEC on its spot Bitcoin ETF proposal.

By Michael BellusciJun 27, 2022, 5:16 PM

Updated May 11, 2023, 5:36 PM

Grayscale's new ad campaign can be seen in New York's Penn Station. (Nikhilesh De/CoinDesk)

Grayscale Investments said Monday it would work with market-making heavyweights Jane Street and Virtu Financial as authorized participants should its Grayscale Bitcoin Trust (GBTC) garner Securities and Exchange Commission approval to be converted into an ETF.

"Authorized participants" are specialized traders that can create and redeem shares of an ETF.

A decision on Grayscale's ETF application is due on or before July 6, and the heavy betting is that the SEC will deny the proposal. Nevertheless, CEO Michael Sonnenshein this morning reiterated his company's "unequivocal" commitment to converting GBTC from a trust to a spot ETF.

Additionally, Grayscale earlier this month hired high-powered attorney and former Obama administration official Donald B. Verrilli to assist in those efforts, and has made little secret of its intent to take the SEC to court should the agency deny the ETF application.

GBTC currently trades at nearly a 30% discount to net asset value – an amount that would be quickly erased were the trust to become an ETF.

STORY CONTINUES BELOW

Bloomberg first reported the authorized-participants news, with Grayscale's VP of communications, Jennifer Rosenthal confirming the details to CoinDesk.

Virtu Financial earlier this month said it sees a market-making opportunity in crypto as demand for the asset class grows. It's working with Citadel Securities on creating a crypto marketplace.

Grayscale’s parent company is the Digital Currency Group, which also owns CoinDesk as an independent subsidiary.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.